UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

April 26, 2006

Commission File Number: 001-10110

Banco Bilbao Vizcaya Argentaria, S.A. ———————————————————————————————————
(Translation of registrant’s name into English)

Kingdom of Spain ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Plaza San Nicolás 4 48005 - BILBAO (SPAIN)
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

BBVA Group Highlights (Consolidated figures)
          31-03-06  D% 31-03-05       31-12-05
BALANCE SHEET (million euros)
Total assets          392.656 13,6 345.582  392.389
Total lending (gross)         227.560 22,7 185.406  222.413
On-balance sheet customer funds        261.912 21,7 215.218  259.200
Other customer funds         143.155 15,3 124.195  142.707
Total customer funds          405.067 19,3 339.413  401.907
Equity            17.417 24,2  14.023       17.302
Shareholders' funds                  13.562 22,0  11.116   13.036

INCOME STATEMENT (million euros)
Net interest income            1.950 24,9   1.561           7.208
Core revenues                 3.248 25,9      2.579          11.756
Ordinary revenues            3.659 27,1      2.878       13.024
Operating profit                   1.936 32,9   1.457       6.823
Pre-tax profit                           1.526 26,9   1.203    5.592
Net attributable profit                   1.020 25,1     815    3.806

DATA PER SHARE AND MARKET CAPITALIZATION
Share price                           17,22 37,1   12,56           15,08
Market capitalization (million euros)  58.390 37,1  42.589   51.134
Net attributable profit                    0,30 25,1    0,24     1,12
Book value                            4,00 22,0    3,28     3,84
PER (Price/earnings ratio; times) (1)     13,2 17,9    11,2     13,4
P/BV (Price/book value; times)             4,3 12,4     3,8      3,9

SIGNIFICANT RATIOS (%)
Operating profit/ATA                    0,49  0,43  1,87
ROE (Net attributable profit/Average equity)34,1 32,8  37,0
ROA (Net profit/ATA)                     1,13 1,03  1,12
RORWA (Net profit/Risk weighted average assets) 1,85 1,81  1,91
Efficiency ratio                     42,4 44,6  43,2
Efficiency ratio including depreciation     45,9 48,1  46,7
and amortization
NPL ratio                             0,90 1,06  0,94
NPL coverage ratio                    261,7       228,2        252,5

CAPITAL ADEQUACY RATIOS (BIS Regulation) (%)
Total                                     11,5        12,1  12,0
Core capital                              5,6  5,8   5,6
TIER I                                      7,3         7,8    7,5

OTHER INFORMATION
Number of shares (million)            3.391       3.391        3.391
Number of shareholders                  940.542   1.058.876         984.891
Number of employees                   94.951      88.588       94.681
.. Spain                                   31.323      31.033       31.154
.. America (2)                           61.677      55.579       61.604
.. Rest of the world                    1.951       1.976        1.923
Number of branches                    7.456       7.006        7.410
.. Spain                                    3.622       3.410        3.578
.. America (2)                            3.663       3.420        3.658
.. Rest of the world                      171  176   174

N.B.: Non-audited figures. Consolidated quarterly accounts for the Bank and the Group's companies follow International Financial Reporting Standards accepted by the European Union, also considering the Bank of Spain Circular
4/2004.
(1) The 2006 P/E is calculated taking into consideration the median of the analysts' estimates (April 2006).
(2) Includes those related to the BBVA Group's banking, pension fund managers and insurance companies in all the American countries in which it is present.

________________________________________________________________________________

Consolidated income statement  (Million euros)
                                                          Memorandum item:
                                                D% at constant
      1st Quarter 06  D%1st Quarter 05 exchange rates

Core net interest income  1.933    25,6     1.539  17,9
Dividends       17   (23,0)            22  (23,0)

NET INTEREST INCOME   1.950     24,9  1.561  17,4
Income by the equity method  41     74,9      23  75,6
Net fee income    1.108     23,2    899  16,1
Income from insurance
activities                149     55,5      96  47,4

CORE REVENUES    3.248     25,9  2.579  18,6
Net trading income     412     37,7    299  39,6

ORDINARY REVENUES   3.659      27,1  2.878  20,6

Net revenues from      19   (32,4)     28  (32,5)
Non-financial activities
Personnel costs    (989)     18,0   (838)   12,8
General expenses   (588)     22,6          (479)   15,3
Depreciation and
amortization              (128)     26,2    (102)   20,2
Other operating
income and expenses    (38)     23,2     (31)    8,3

OPERATING PROFIT   1.936     32,9   1.457   26,2

Impairment losses on
 financial assets   (297)        142,5    (123)  128,7
   . Loan loss provisions (293)    148,7    (118)  135,3
   . Other      (4)     (9,1)     (5)  (21,1)
Provisions    (135)      3,0    (131)   (0,8)
Other income/losses     22            n.m.             (1)    n.m.
   . From disposal
of equity holdings      20     n.m.       4    n.m.
   . Other       2     n.m.      (4)    n.m.

PRE-TAX PROFIT   1.526     26,9     1.203    20,5
Corporate income tax   (429)     27,3    (337)     20,3

NET PROFIT    1.097     26,7     866     20,5
Minority interests    (77)     52,9     (50)     44,1

NET ATTRIBUTABLE PROFIT   1.020     25,1     815     19,0

________________________________________________________________________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: 04/26/2006	By:	Javier MALAGON NAVAS
	Name:	Javier MALAGON NAVAS
	Title:	Authorized representative of BBVA